

April 11, 2013

Via E-mail
Vitaliy Gladky
President, Treasurer and Secretary
Balius Corp.
38 Sea View Park
Cliffoney, Co. Sligo, Ireland

> **Re: Balius Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 1, 2013**
> **File No. 333-186330**

Dear Mr. Gladky:

We have reviewed your amended registration statement and responses to our letter dated March 26, 2013 and have the following additional comments.

General

1. Exhibit 23 should be filed rather than incorporated by reference. Please do so in your next submission.

Prospectus Summary, page 5

Balius Corp., page 5

2. We note your response to our prior comment 2 that you have begun to offer your horse through your president's "connections in the equine industry." Please revise to clarify how you have been offering your horse to potential clients. In this regard, we note that your business plan on page 20 describes several different methods of offering horses to the public. If the methods by which you are offering this horse are not representative of the methods contemplated in your business plan, please revise to make this clear.

3. We note your response to our prior comment 3 that you have revised your disclosure on page 5 to provide cross-references to the definitions for the terms "ground training," "ground manners" and "eventing." However, we were unable to find such cross-references on page 5. Please revise to include these references so that investors will know where in your prospectus they can find the definition for such terms.

4. Refer to the fourth paragraph on page 5. You characterize the agreement with Thomas Cassidy as a "lease." Please explain to us why you believe it is appropriate to

characterize this agreement as a lease. We note in this regard that it does not appear that this agreement grants possessory rights to you, the agreement can be terminated by either party at any time without notice, it does not appear you will incur rent expenses in connection with the agreement, you have included this in your description of properties, and you have not filed as an exhibit to the registration statement any writing evidencing a lease.

Description of Business, page 19

Our Business, page 19

5. We note your revised disclosure on page 19 that "[y]oung horses with a good pedigree that have large competition winners in their bloodline will cost [you] at the higher end of [your] price range" and that young horses with parents that "showed good results but never won any competitions will cost [you] at the lower end of [your] price range." Please place this disclosure in context by clarifying what you mean by "large competition" and "good results."

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor